Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES FINANCIAL RESULTS
 FOR THE THIRD QUARTER 2010

TORONTO, ONTARIO – November 11 2010 - Minera Andes Inc. (the “Corporation” or “Minera Andes”) (TSX: MAI and US OTC: MNEAF) is pleased to announce net income of $6.1 million ($0.02 per share basic and diluted) for the three month period ended September 30 2010 compared to net income of $5.2 million ($0.02 per share basic and diluted) for the same period ended September 30 2009. All amounts in this news release are in US dollars unless otherwise noted. Our financial statements and management’s discussion and analysis are available under the Corporation’s profile at www.sedar.com and www.sec.gov.

Minera Andes has a 49% interest in the San José Mine operated and owned by Minera Santa Cruz (“MSC”), a joint venture between Minera Andes (49%) and Hochschild Mining (51%).

Highlights – Third Quarter 2010

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Net income increase of $0.9 million: The Company reported a $0.9 million increase in net income for the quarter (as compared to the same quarter in 2009) primarily due to an increase of $1.8 million in income recorded on our investment in MSC, which was partially offset by an increase of $0.9 million in total expenses for the quarter. The increase in expenses was a net result of an increase in general and administrative costs, a decrease in foreign currency exchange gains (due to a decrease in the strengthening of the Canadian dollar), and a decrease in professional fees as compared to the third quarter in 2009.

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San José Mine Performance (on a 100% basis):  Net income at the San José Mine increased by $3.8 million compared to the same three month period in 2009, driven primarily by an 8% increase in sales. The increase in sales was due to higher realized metal prices for both silver and gold offset by a decrease in the number of ounces of silver and gold sold in the quarter. Production for the quarter was 1,408,501 ounces of silver and 22,025 ounces of gold. Silver production was unchanged and gold production was 2% lower compared to the same quarter in 2009, a result of a decrease in total ore processed at the mine offset by an increase in the head grade for silver. On a per-ounce co-product basis the average cash cost was $8.81 per ounce of silver and $570 per ounce of gold for the quarter.

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Settlement of lawsuit with Hochschild Mining plc:  The Company announced on September 20 2010, an end to litigation with certain affiliates of Hochschild Mining plc. (“Hochschild”) in New York courts relating to funding of the San José Mine joint venture. Revised finance and shareholder loan agreements were completed and the Company received its first scheduled repayment of interest.

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San José Mine Exploration:  The Company announced on October 7 2010, the discovery of nine new high-grade gold/silver veins plus important extensions of two other veins, which together total more than five kilometers in strike length at the San José Mine.  The discoveries represent significant exploration progress at the San José Mine where the total strike length of all the previously known

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veins totalled approximately 17 kilometers. The 2010 exploration budget has been increased to $6.5 million compared to $2.5 million in 2009.

This news release is submitted by Perry Ing, Chief Financial Officer of Minera Andes Inc.

About Minera Andes Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: a 49% interest in Minera Santa Cruz SA, owner of the San José Mine in close proximity to Andean Resources’ Cerro Negro project; 100% ownership of the Los Azules copper deposit with an inferred mineral resource of 10.3 billion pounds of copper and an indicated resource of 2.2 billion pounds of copper; and, 100% ownership of a portfolio of exploration properties bordering Andean’s Cerro Negro project in Santa Cruz Province. The Corporation had $10 million USD in cash as at September 30 2010 with no bank debt.  Rob McEwen, Chairman and CEO, owns 33% of the company.

About Minera Santa Cruz Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Corporation. The joint venture owns and operates the San José property.

About Hochschild Mining plc Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal epithermal vein deposits and currently operates four underground epithermal vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

For further information, please contact: Daniela Ozersky or visit our Web site: www.minandes.com.

Daniela Ozersky Manager, Investor Relations 99 George St. 3rd Floor, Toronto, Ontario, Canada. M5A 2N4 Toll-Free: 1-866-441-0690 Tel:647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information:
MSC, the owner and operator of the San José mine, is responsible for and has supplied to the Corporation all reported results and operational updates from the San José mine. This press release is based entirely on information provided to Minera Andes by MSC. Minera Andes' joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Corporation is not the operator of the San José mine, there can be no assurance that production information reported to the Corporation by MSC is accurate, the Corporation has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information

Caution Concerning Forward-Looking Statements:
This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Corporation's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results, including the outcome of pending and current

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litigation. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic and competitive uncertainties and contingencies and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Readers should not place undue reliance on forward-looking statements or information. The Corporation undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Corporation’s annual information form for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

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